UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 11, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

DEALING IN SECURITIES BY EXECUTIVE DIRECTORS, PRESCRIBED OFFICERS AND COMPANY SECRETARY
Johannesburg, Friday, 11 October 2024. In line with the provisions of the 2018 Harmony Deferred Share Plan, executive directors and prescribed officers of Harmony were awarded deferred shares on 18 September 2024 based on the 5-day volume weighted average price of R168.79 per ordinary share and accepted these awards on 10 October 2024. In addition, in compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following transactions by executive directors, prescribed officers and company secretary are disclosed in relation to the deferred share awards:

1.	Name of director:	PW Steenkamp (Chief Executive Officer)
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five-year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	111 062
	Total value of shares awarded:	R18 746 154.98
	Nature and extent of director’s interest:	Direct beneficial

2.	Name of director:	B Lekubo (Financial Director)
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five-year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	60 991
	Total value of shares awarded:	R10 294 670.89
	Nature and extent of director’s interest:	Direct beneficial

3.	Name of director:	HE Mashego (Executive Director)
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five-year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	47 855
	Total value of shares awarded:	R8 077 445.45
	Nature and extent of director’s interest:	Direct beneficial

4.	Name of prescribed officer:	AZ Buthelezi
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five-year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	45 040
	Total value of shares awarded:	R7 602 301.60
	Nature and extent of prescribed officer’s interest:	Direct beneficial

5.	Name of prescribed officer:	BB Nel
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five-year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	57 683
	Total value of shares awarded:	R9 736 313.57
	Nature and extent of prescribed officer’s interest:	Direct beneficial

6.	Name of prescribed officer:	MP van der Walt
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five-year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	45 040
	Total value of shares awarded:	R7 602 301.60
	Nature and extent of prescribed officer’s interest:	Direct beneficial

7.	Name of prescribed officer:	JJ van Heerden
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five-year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	71 996
	Total value of shares awarded:	R12 152 204.84
	Nature and extent of prescribed officer’s interest:	Direct beneficial

8.	Name of company secretary:	SS Mohatla
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in three equal tranches over a three-year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	22 438
	Total value of shares awarded:	R3 787 310.02
	Nature and extent of company secretary’s interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings by the executive directors, prescribed officers and company secretary.

Ends.

For more details contact:
Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120
Johannesburg, South Africa
11 October 2024

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 11, 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director